UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

EXPLANATORY NOTE

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Postal Ballot Notice and Notice to Stock Exchanges

On September 1, 2017, the Company notified the stock exchanges on which its securities trade of the Postal Ballot Notice, along with all other documents (the “Postal Ballot”), which is being sent to shareholders whose names appear in the Register of Members/ List of Beneficial Owners received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on August 30, 2017, seeking their approval of various resolutions set forth therein. The Notice to Stock Exchanges is attached hereto as Exhibit 99.1, the Postal Ballot is attached hereto as Exhibit 99.2, and the Postal Ballot Form is attached hereto as Exhibit 99.3. Also attached hereto as Exhibit 99.4 are certain tax considerations related to tendering equity shares of face value of ₹ 5/- (Rupees five only) each (“Equity Shares”) of the Company in the proposed buyback by the Company of Equity Shares on a proportionate basis through the tender offer route (the “Buyback”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: September 1, 2017	Inderpreet Sawhney
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice to Stock Exchanges

99.2	Postal Ballot Notice

99.3	Postal Ballot Form

99.4	Certain Tax Considerations for Non-Resident Shareholders related to the Buyback